Skadden, Arps, Slate, Meagher & Flom llp
ONE BEACON STREET
BOSTON, MASSACHUSETTS  02108-3194
________

TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

                                     February 24, 2012

John M. Ganley
Senior Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BlackRock Alternatives Allocation Portfolio LLC
File Nos. 333-178499 & 811-22642

BlackRock Alternatives Allocation FB Portfolio LLC
File Nos. 333-178500 & 811-22643

BlackRock Alternatives Allocation TEI Portfolio LLC
File Nos. 333-178501 & 811-22644

BlackRock Alternatives Allocation FB TEI Portfolio LLC
File Nos. 333-178502 & 811-22645

Dear Mr. Ganley:

We are in receipt of your letter, dated January 13, 2012, which sets forth your comments to the registration statements on Form N-2 filed by the funds captioned above (the "Funds") on December 15, 2011 (the "Registration Statements"), each containing the Prospectus for the Funds.  We have considered your comments to the Registration Statements and, on behalf of the Funds, our responses to these comments are set forth below.

These changes will be reflected in Pre-Effective Amendment No. 1 to each Registration Statement, which the Funds intend to file on or about the date

John M. Ganley
February 24, 2012

hereof and will be marked to show all changes made since the initial filing of the Registration Statements.  We intend to file within the next week or two (1) an Investment Company Act-only Form N-2 registering the master fund in the Funds' master-feeder structure under the Investment Company Act of 1940 and (2) additional pre-effective amendments to the Funds' Registration Statements for the purpose of filing the exhibits required by Form N-2.  The Funds anticipate requesting acceleration of effectiveness during the last week of March.

Prospectus

Cover Page

1.          Inasmuch as the term "Alternatives" in the names of the Funds suggests a type of investment (i.e., alternative investments such as hedge funds), please disclose a policy in accordance with Rule 35d-1 under the Investment Company Act of 1940 (the "Investment Company Act") to invest at least 80% of the Funds' assets in alternative investments.

The term "Alternatives" in the names of the Funds suggests a type of investment strategy rather than a type of investment.  The Funds' prospectus discloses that the Funds' investment strategy is to dynamically allocate their portfolio to various alternative investment strategies.  As set forth in the Securities and Exchange Commission's ("SEC") release adopting Rule 35d-1,1 Rule 35d-1 does not apply to fund names that incorporate terms that connote types of investment strategies as opposed to types of investments.  Additionally, the Division of Investment Management staff's guidance regarding Rule 35d-1 further clarifies that Rule 35d-1 does not apply to fund names that suggest a type of investment strategy (such as "income") rather than a type of investment.2  The Funds believe that the combination of "Alternatives" and "Allocation" in their names appropriately connote the type of investment strategy the Funds are pursuing – an allocation to various alternative investment strategies – rather than any particular type of investment.

2.          The pricing table includes a column captioned "Initial Proceeds to Fund Per Unit."  This column appears to be inconsistent with the form of pricing table set forth in Item 1.g to Form N-2, which applies to firm commitment
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1	Investment Company Names, 1940 Act Rel. No. 24828 (Jan. 17, 2001).

2	See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

John M. Ganley
February 24, 2012

offerings.  It also appears to be inconsistent with the form of pricing table set forth in Instruction 5 to Item 1.g of Form N-2, which applies to best efforts offerings.  Footnote (1) to the pricing table states that the units will be offered on a "reasonable efforts basis".  Please explain this term to us, and explain why the form of pricing table is appropriate for this type of offering.

The Funds have revised the pricing table to be consistent with Form N-2 requirements.  In this regard, the Funds note that their pricing table is now consistent with that used by BlackRock Preferred Partners LLC (File Nos. 333-173601 and 811-22550).

The Funds' distributor will offer the Funds' units (the "Units") on a reasonable efforts basis in what is commonly referred to as a "best efforts" offering.  "Reasonable efforts" reflects the anticipated contractual arrangement between the Funds and the distributor whereby the distributor will be contractually obligated to use its "reasonable efforts" to sell Units.  "Reasonable efforts," rather than "best efforts," will be the operative contractual term and this disclosure is designed to accurately reflect this contractual obligation.  From a contract law standpoint, the Funds believe that "reasonable efforts" more accurately reflects the distributor's obligation in seeking purchasers for Units, as opposed to "best efforts."  The Funds note that the use of a "reasonable efforts" standard is consistent with that used in connection with other closed-end funds.  See, e.g., BlackRock Preferred Partners LLC (File Nos. 333-173601 and 811-22550); Nuveen Municipal Value Fund, Inc. (File Nos. 333-166840 and 811-05120).

Summary - The Offering (page 2)

3.          The second paragraph states that after the initial closing, subsequent closings are expected to occur every month-end.  The first sentence of the fourth paragraph states that closings will occur on the first Business Day of each month.  Please resolve the inconsistency between these sentences.

The Funds resolved this inconsistency.

John M. Ganley
February 24, 2012

Summary - Investment Strategies (Page 3)

4.          The second paragraph states that the Funds may make indirect investments in Portfolio Funds through derivatives instruments.  Please review the Funds' disclosure to ensure that it accurately describes the Funds' use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30,2010 (http://www.sec.gov/ divisions/investment! guidance/ici073010.pdf).

In drafting the Funds' Prospectus, the Funds have been mindful of the staff's views on derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

5.          The fourth paragraph of this section states that substantially all of the Funds' assets could be allocated to a single Alternative Strategy.  Please explain how investing substantially all of the Funds' assets in a single Alternative Strategy would be consistent with the term "Alternatives Allocation" in the Funds' names.

The Funds believe that "allocating" a portfolio is a fundamentally different exercise than "diversifying" a portfolio.3  Whereas creating a "diversified" portfolio of Alternative Strategies would result in dividing the portfolio among Alternative Strategies, "allocating" a portfolio among potential Alternative Strategies according to a plan (in this case designed by the Funds' portfolio managers), absent an objective to diversify the portfolio, may result in a decision to allocate all of the portfolio to one Alternative Strategy because, for example, the plan designed by the Funds' portfolio managers has a high conviction that the potential risk/reward offered by hedge funds over an applicable time horizon outpaces the potential risk/reward to
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3
Merriam-Webster's Dictionary defines "allocate" as follows: "to apportion for a specific purpose or to particular persons or things" or "to set apart or earmark."  "Apportion," in turn, is defined as follows: "to divide and share out according to a plan."  In contrast, "diversify" is defined as follows: "to balance (as an investment portfolio) defensively by dividing funds among securities of different industries or of different classes."

John M. Ganley
February 24, 2012

the Funds by allocating some portion of the Funds' capital to other Alternative Strategies over that same time horizon.  Therefore, the Funds believe that investing substantially all of their assets in a single Alternative Strategy – i.e., allocating substantially all of the Fund's assets to a single Alternative Strategy – is consistent with the term "Alternatives Allocation" in their names.  The Funds have clarified in the Prospectus that "allocation" is not synonymous with "diversification".

Summary - Summary of Risk Factors (Page 6)

6.          The first paragraph of this section states that the Funds' investment program is designed to generate consistent returns over a long time period or investment horizon while attempting to minimize risk.  On page 2, the prospectus states that the Funds' investment objective is to generate long-term capital appreciation over a market cycle by providing investors with exposure to a portfolio of alternative investments that seek more attractive risk and return characteristics as compared to public market equity investments. Please resolve this inconsistency.

The Funds resolved this inconsistency.

7.          The fifth paragraph of this section states that some of the Portfolio Funds may hold a portion of their investments in side pockets which include illiquid or hard to value securities.  Please explain to us how the Funds will ensure that the valuations of any side pockets are consistent with the Funds' obligation to fair value its investments.

The Funds will value investments in side pockets consistent with their valuation policies and procedures summarized in the Prospectus under the caption "Calculation of Net Asset Value; Valuation."  These include the obligation to reflect the fair value of an asset at the amount that a Fund might reasonably expect to receive for the asset from the current sale of that asset in an orderly arm's-length transaction, based on information reasonably available at the time the valuation is made and that a Fund believes to be reliable.  These valuation policies and procedures also place an obligation on the Advisor (as defined in the Prospectus), under the supervision of the Board (as defined in the Prospectus), to consider all relevant information to determine the price that the Funds might reasonably expect to receive from the current sale (or redemption in the case of a Portfolio Fund (as

John M. Ganley
February 24, 2012

defined in the Prospectus) whose interests carry redemption rights) of the interest in the Portfolio Fund in an arms' length transaction.  The valuation policies and procedures additionally include various factors and methods related to such fair valuation determinations that are summarized in the Prospectus.  As relevant here, an evaluation of the fair value of a "side pocket" will either be included as a component of the evaluation of the fair value of an existing Portfolio Fund interest, or will be treated as a separate Portfolio Fund interest to be independently fair valued (e.g., in circumstances where a Portfolio Fund distributes interests in a special purpose vehicle when establishing a "side pocket").

To the extent that the Funds become invested in any side pocket, the Funds will have already invested in a Portfolio Fund managed by a Manager (as defined in the Prospectus) that makes a decision to create a side pocket.  As disclosed in the Prospectus, prior to investing in any Portfolio Fund, and periodically thereafter, the Advisor conducts a due diligence review of the Manager's valuation policies and procedures.  This review may entail, among other things, (1) comparisons between monthly estimated and final unaudited valuations of such Portfolio Fund with documentation received on variances exceeding a pre-determined threshold, (2) due diligence questionnaires and communications with Managers of such Portfolio Funds, including onsite visits, to review investment performance and compliance and operational procedures, (3) review of annual audited financial statements of such Portfolio Fund, and/or (4) other measures deemed appropriate under the circumstances.  Additionally, the Advisor will, prior to investing in any Portfolio Fund, and periodically thereafter, assess such Portfolio Fund's valuation policies and procedures for appropriateness in light of the Funds' obligation to fair value their assets under the Investment Company Act and pursuant to U.S. GAAP for investment companies and will assess the overall reasonableness of the information provided by such Portfolio Fund.  As part of this review and assessment, the Advisor evaluates both the Manager's policies in respect of creating side pockets and the Manager's valuation practices in respect of any such side pockets. As a general matter, the Advisor will not invest in Portfolio Funds on behalf of the Funds if it concludes that it would be unable to apply the Funds' valuation policies and procedures in an manner consist with the Funds' obligation to value their assets under the Investment Company Act and pursuant to U.S. GAAP for investment companies.  Moreover, the Funds will only invest in Portfolio Funds that comply with U.S. GAAP and that provide annual audited financial statements.

John M. Ganley
February 24, 2012

The Funds have added disclosure to the Prospectus clarifying that side pocket valuation is a factor the Advisor considers in evaluating a Portfolio Fund's valuation policies and procedures prior to investment.

Summary - No Redemptions; Repurchases of Units by the Funds (page 14)

8.          This section states that a "[___]% early repurchase fee will be charged to any Member that tenders its Units to a Feeder Fund prior to the one-year anniversary of the Member's purchase of Units."  If the early repurchase fee will be more than 2%, please explain to us how charging such an amount is consistent with Rule 13e-4(f)(S)(ii) under the Securities Exchange Act of 1934, which requires that all shareholders in a tender offer be paid the highest consideration paid to any other shareholder. See Guide 2, footnote 4, to Form N-2.

The Funds will not charge an early repurchase fee in excess of 2%.

Summary of Feeder Funds' Expenses (page 17)

9.          Footnote (4) to the fee table states that the Funds will bear their organization costs before the registration statement is effective.  The third sentence states that organization and offering costs will be subject to a [___]% expense cap, which applies to operating expenses.  Inasmuch as organization costs are not operating expenses and will be paid out of seed capital, please review whether organization expenses will be subject to the expense cap and modify the disclosure, if appropriate.

The Funds expressly disclose in the above referenced footnote (4) that organization costs are subject to the expense cap:

Expenses covered by the Expense Cap include, without limitation, custodial, accounting and administrative services (e.g., expenses incurred in connection with: reconciling cash and investment balances with the Funds' custodian; calculating contractual expenses, including

John M. Ganley
February 24, 2012

management fees; determining net income; arranging for the computation of the Funds' NAVs; preparing the Funds' Statements of Assets and Liabilities and Statements of Operations; preparing the Funds' annual and semi-annual reports; preparing monthly security transaction listings; receiving and tabulating proxies; maintaining the register of Members, including any transfer or repurchase of Units; arranging for the calculation of the issue and repurchase price of Units; preparing tender offer notices and performing all work associated with tender offers; allocating income, expenses, gains and losses to Members' respective capital accounts; and issuing reports and transaction statements to Members) and organization and offering expenses (as described above).

(emphasis added).

Thus, the Funds do not believe that any revisions are necessary in response to this comment.

10.         Footnote (6) states that the Fund may pay an ongoing distribution fee and an ongoing investor servicing fee to the Distributor.  The Distributor will generally pay substantially all of these ongoing fees to financial intermediaries.  The last sentence provides that the compensation payable to financial intermediaries that are members of FINRA is subject to the underwriting compensation limit set by FINRA.  Prior to requesting acceleration of effectiveness of this registration statement, please provide us with a representation that FINRA has reviewed and cleared the amounts of underwriter compensation as consistent with the applicable FINRA Rules.

The Funds confirm that they will provide you with a representation that FINRA has reviewed and cleared the amounts of underwriter compensation as consistent with applicable FINRA Rules prior to requesting acceleration of effectiveness of the Registration Statements.

John M. Ganley
February 24, 2012

Borrowing By The Funds - Debt Finance (Page 18)

11.         The first sentence of this section states that Portfolio Funds may make capital calls.  Please provide us with an analysis as to whether an obligation to make additional capital contributions to Portfolio Funds should be deemed a senior security under Section 18 of the Investment Company Act.  If so, please inform us whether the Funds will segregate assets in an amount equal to their obligations.

Investment Company Act Release No. 10666 (Apr. 18, 1979) states that senior securities under Section 18 of the Investment Company Act generally include "all contractual obligations to pay in the future for consideration presently received."  If the Funds were to be obligated to make additional capital contributions to a Portfolio Fund as a term of their investment in such Portfolio Fund, the Funds do not believe that such an obligation could fairly be characterized as a contractual obligation "to pay in the future for consideration presently received."  Nevertheless, as disclosed in the Funds' Prospectus under the caption "General Risks – Risks Related to Portfolio Funds – Limits on Investing in Portfolio Funds," the Funds intend to segregate assets in an amount equal to their obligations to make any such additional capital contributions.

General Risks - Risks Related to Direct Investments in Securities (Page 40)

12.         This section states that the Funds may engage in short-selling. Please disclose in the Summary section of the prospectus a discussion of the Funds' investment strategy with respect to short-selling.  Please confirm that the Summary of the Fund Expenses includes an estimate of dividends that will be paid on securities sold short.  See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.101.j (May 1, 2011).

The Funds made the requested change.  Though the Funds retain the flexibility to engage in short-selling, the Funds do not currently intend to engage in short selling during their first fiscal year and thus have not included an estimate of dividends that will be paid on securities sold short.

John M. Ganley
February 24, 2012

13.         This section also states that the Funds may invest in "junk bonds." Please disclose in the  Summary section of the prospectus the ability of the Funds to invest in "junk bonds" and the risks associated with investing in "junk bonds."

The Funds made the requested changes.

Management of the Funds - Biographical Information Pertaining to Directors (Page 72)

14.         We note that information has not yet been provided concerning the officers and directors of the Funds.  When the Funds disclose the information required by Item 18 of Form N-2, please ensure that they provide the information required by Items 18.5(a), 18.6(b) and 18.17 of Form N-2 (concerning, among other things, leadership structure of the board, risk oversight by the board, directorships held by board members for past 5 years, and specific qualifications of board members).

The Funds acknowledge their obligation to provide disclosure with respect to their officers and directors consistent with the requirements of Form N-2.

Calculation of Net Asset Value; Valuation - Valuation of Portfolio Funds – General Policies (page 101)

15.         The second sentence of the third paragraph of this section refers to the "Funds' obligation to value their assets under the 1940 Act and pursuant to U.S. GAAP for investment companies."  Please insert the word "fair" before the word "value" in this phrase.

The Funds made the requested change.

John M. Ganley
February 24, 2012

General Comments

16.         Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.

In response to your comments, the Funds have made consistent revisions throughout the Registration Statements.

17.         We note that portions of the filings are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Funds are advised that additional comments may be provided on omitted disclosure items, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments, and the Funds will respond to any such additional comments when and if made.

18.         If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

The Funds will identify any such information supplementally before filing a final pre-effective amendment.

19.         Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

The Funds  do not expect to submit an exemptive application or no-action request in connection with their Registration Statements.

John M. Ganley
February 24, 2012

20.         Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Pre-Effective Amendment No. 1 to the Registration Statements accompanies this letter.

21.         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Funds acknowledge this responsibility.

***

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4814 or Ken Burdon at (617) 573-4836.

Sincerely,

/s/Thomas A. DeCapo

Thomas A. DeCapo